SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

      (Amendment No. 1) *
      -----------------------------------------------------

      Biggest Little Investments, L.P.
      -----------------------------------------------------
      (Name of Subject Company (issuer))

      Ben Farahi
      -----------------------------------------------------
      (Names of Filing Persons (identifying status as offeror, issuer or other person))

      Limited Partnership Units
      -----------------------------------------------------
      (Title of Class Securities)

      None
      -----------------------------------------------------
       (CUSIP Number of Class Securities)
      -----------------------------------------------------
      Ben Farahi
      Manager
      Maxum, LLC
      1175 West Moana Lane, Suite 200
      Reno, Nevada  89509
       (775) 825-3355

      Copy To:
      Don S. Hershman, Esq.
      Much Shelist
      191 North Wacker Drive, Suite 1800
      Chicago, Illinois  60606

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
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                           CALCULATION OF FILING FEE
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Transaction valuation*  $9,100,000             Amount of filing fee  $1,820.00
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     * For purposes of calculating the fee only. This amount assumes the purchase of 65,000 units of limited partnership interest of the subject partnership for $140 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,820.00
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005-56511
Form or Registration No.:
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Ben Farahi
Filing Party:
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June 6, 2006
Date Filed:
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                              TENDER OFFER STATEMENT

Item 1.  Summary Term Sheet.

     Reference is made to the Offer to Purchase, dated June 6, 2006 (the "Offer to Purchase"), as amended by the Extension of Offer to Purchase dated July 5, 2006 attached as Exhibit (a)(1) hereto (the "Extension of Offer to Purchase"), each of which is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Biggest Little Investments, L.P. (the "Company"). The Company's principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and its telephone number is (775) 825-3355.

     (b) The title of the securities that are the subject of this offer is units of limited partnership interest in the Company ("Units"). As of May 31, 2006, there were approximately 180,937 Units outstanding.

     (c) There is no established trading market for the Units (except for limited or sporadic quotations).

Item 3.  Identity and Background of Filing Person.

     Ben Farahi is tendering for the Units (the "Purchaser"). The Purchaser's business address is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509 and his telephone number is (775) 825-3355. The Purchaser owns 22.6% of the outstanding Units and is the sole manager of Maxum, LLC, the general partner of the Company. From 1993 to May 23, 2006, the Purchaser was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road"), a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada. Since September 1, 1978, the Purchaser has bee a partner in Farahi Investment Company which is involved in real estate investment and development. During the last five years, the Purchaser neither: (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws. The Purchaser is a U.S. citizen.

Item 4.	Terms of the Transaction.

     (a)(1)

     (i) Subject to the conditions set forth in the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Purchaser is seeking tenders for 65,000 Units (the "Offer").

     (ii) The purchase price will be $140 per Unit. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units" and "Conditions of the Offer" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (iii) The Offer is scheduled to expire at midnight., Eastern Time, on July 27, 2006, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (iv) A subsequent offering period will not be available. Reference is hereby made to the Summary Term Sheet and the section entitled "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated herein by reference.

     (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (vii) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Procedures for Tendering Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (ix) Reference is hereby made to the section entitled "Proration; Acceptance for Payment and Payment for Units," of the Offer to Purchase, which is incorporated by reference herein.

     (x) Reference is hereby made to the section entitled "Effects of the Offer" of the Offer to Purchase, which is incorporated by reference herein.

     (xi)  Not applicable.

     (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated by reference herein.

     (a)(2) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the sections entitled "Conflicts of Interest and Transactions with Affiliates" and "Certain Information Concerning Us" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are hereby incorporated by reference herein, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Reference is hereby made to the Cover Page and the section of the Offer to Purchase, as amended by the Extension of Offer to Purchase, entitled "Future Plans," which are hereby incorporated by reference herein.

     (b) Reference is hereby made to the section of the Offer to Purchase, as amended by the Extension of Offer to Purchase entitled "Future Plans," which is hereby incorporated by reference herein.

     (c) None of the events set forth in Item 1006(c)(1) through (7) of Regulation M-A are planned, proposed or being negotiated.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Reference is hereby made to the Summary Term Sheet and section of the Offer to Purchase, as amended by the Extension of Offer to Purchase entitled "Source of Funds," which are hereby incorporated by reference herein.

     (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

     (d) None of the funds required for the purpose of the transaction are expected to be borrowed, directly or indirectly.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Purchaser beneficially owns 40,976 Units, constituting 22.6% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser has sole voting and investment power with respect to all of such Units.

     (b) On June 22, 2006, the Purchaser filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, which beneficially owned 90,902 Units. The 90,902 Units owned by Western are distributable one-third to each of its three members, who include the Purchaser and his brothers, John Farahi and Bob Farahi. The Purchaser is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No persons have been employed, retained or are to be compensated by the Purchaser to make solicitations or recommendations in connection with the Offer.

Item 10.  Financial  Statements.

     (a) The Purchaser's net worth is in excess of $10,000,000. The Purchaser does not have any material guarantees and contingencies that may negatively affect his net worth. Assets that are not readily marketable do not make up a significant portion of the Purchaser's net worth

     (b) Not applicable.

Item 11.  Additional Information.

      (a) Not Applicable.

      (b) The Offer to Purchase and Extension of Offer to Purchase are hereby incorporated by reference herein.

Item 12.  Exhibits.

      (a)(1) Extension of Offer to Purchase, dated July 5, 2006.

      (a)(2) Offer to Purchase, dated June 6, 2006. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

      (a)(3) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)




Item 13.  Information Required by Schedule 13E-3.

     Not Applicable.


                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/ Ben Farahi
                            -----------------------------------
                                Ben Farahi

Dated:  July 5, 2006





                                 Exhibit Index

Exhibit No.

(a)(1)     Extension of Offer to Purchase, dated July 5, 2006.

(a)(2) Offer to Purchase, dated June 6, 2006. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)

(a)(3) Cover Letter, dated June 6, 2006, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on June 6, 2006 by the Purchaser with the Securities and Exchange Commission.)




                                                                Exhibit (a)(1)
                    EXTENSION OF OFFER TO PURCHASE FOR CASH

                                  BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 65,000 UNITS OF
                        LIMITED PARTNERSHIP INTEREST IN
                       BIGGEST LITTLE INVESTMENTS, L.P.,
                        A DELAWARE LIMITED PARTNERSHIP,
                           FOR $140 PER UNIT IN CASH

     I will purchase up to 65,000 (approximately 36%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     Depending on your tax circumstances, there may be federal income tax benefits associated with a tender of your units. In the event that my purchase price is less than your tax basis for any units you tender in this offer, you will receive the tax benefit of your loss at the time of your tender, rather than deferring this benefit until you sell the units at a later time.

     My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on July 27, 2006, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED JUNE 6, 2006 (THE "OFFER TO PURCHASE") FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

     - My purchase price is in excess of 70% above the average price for the limited number of units which were traded in the informal secondary market between January 2005 and April 2006. My purchase price of $140 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. I have estimated the liquidation value per partnership unit at $137.10, using a very conservative calculation methodology (see Section 13 of the Offer to Purchase, entitled "Background of the Offer").

     - I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

     - If you tender your units you will be giving up future potential value from owning the units.

     - You may receive more value by retaining your units than by selling your units to me.

     - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2005 and the fiscal quarter ended March 31, 2006, the general partner was allocated an aggregate of $39,058 and $3,102, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $177,390 and $23,979, respectively, in fees for managing the property owned by your partnership.

     - It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis, as long as I have the financial wherewithal to undertake such offers. It is my intent and goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market and to reduce the partnership's administrative costs.

     - I currently own approximately 22.6% of the outstanding units. Accordingly, I may be in a position to influence the outcome of partnership decisions on which limited partners may vote.

     The Offer to Purchase is amended by this Extension of Offer to Purchase by extending the expiration date of the offer from July 6, 2006 to July 27, 2006. The Offer to Purchase is further amended as follows:

     The section of the Offer to Purchase entitled "Risk Factors-Increase in Control of Your Partnership by Me" is hereby deleted in its entirety and replaced with the following:

     "I currently beneficially own approximately 22.6% of the outstanding units. On June 22, 2006, I filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, a limited liability company in which I owned a one-third interest, and of which I was the managing member. Western Real Estate Investments owned 91,902 units, constituting 50.8% of the outstanding units, prior to its dissolution. As a result of the dissolution, I now own my one-third portion of the units formerly owned by Western Real Estate Investments, constituting 30,634 Units. I also own 10,342 Units individually. In the aggregate, therefore, I own 40,976 units. The more units I acquire, the more I am able to influence limited partner voting decisions of your partnership. As the owner, directly or indirectly, of a substantial portion of the outstanding units, I may presently be able to influence decisions such as the removal of the general partner, amendments of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership."

     The fourth paragraph under Section 9 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP--YOUR PARTNERSHIP'S CURRENT INVESTMENTS" is amended by adding the following immediately prior to the penultimate sentence:

     "Pursuant to the lease agreement, each of a committee of independent directors of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn Inc. operates the Atlantis Casino Resort in Reno, Nevada, the property adjacent to the Sierra Marketplace Shopping Center, will order a Member Appraisal Institute (MAI) appraisal of
the property.   If each valuation is within 10% of the other, the average of the two valuations will be the purchase price. If the valuations differ by more than 10%, the two MAI appraisers will select a third MAI appraiser to appraise the property. From the total of three valuations, the average of the two closest valuations will be the purchase price. The purchase price will then be adjusted and decreased by the amount which Monarch can demonstrate that it paid for improvements to the property during the five-year period immediately preceding the exercise of the right to purchase. The terms of the lease also prohibit unlimited gaming at Sierra Marketplace within the first five years of the lease (of which three and one-half years remain) and that, after the expiration of this five-year period, Monarch is entitled to purchase an extension of the restriction on unlimited gaming at a price to be determined by the parties."

     The sixth paragraph of Section 9 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP--YOUR PARTNERSHIP'S CURRENT INVESTMENTS" is hereby deleted in its entirety and replaced by the following:

     "On November 1, 2005, the partnership filed an application with the City of Reno to change the zoning of the Sierra Marketplace from "Commercial" to "Hotel Casino." The City of Reno adopts a master plan with respect to use, which plan is modified every few years. Sierra Marketplace is located in an area of the current master plan designated for gaming since approximately 1995. With this master plan designation, I believe that the shopping center's zoning as "commercial" could be changed easily to "gaming" if desired, which could add significant value to the property. The City of Reno may be considering changing the master plan for the area where the Sierra Marketplace is located. Accordingly, for purposes of protecting the real estate value of the Sierra Marketplace, representatives of Maxum, the partnership's general partner, applied for a zoning change to "hotel casino" so that the partnership would not lose the ability to obtain this zoning designation in the future.
On January 25, 2006, the City of Reno approved the zoning change application. The zoning change was not related to the Atlantis Casino Resort expansion.
The partnership operates and intends to continue to operate totally independent of Atlantis, other than the portion of Sierra Marketplace that Monarch rents for vehicular and pedestrian access between the shopping center and the casino and for office and storage space. Moreover, Atlantis Casino Resort currently owns 16 acres of vacant property available to it for expansion purposes."

     The seventh paragraph of Section 9 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP--YOUR PARTNERSHIP'S CURRENT INVESTMENTS" is hereby amended by adding the following thereto:

     "Your partnership currently has no plans or proposals concerning the Sierra Marketplace and continues to hold the property for investment based on my belief in the long term value of the real estate. The partnership is considering many different alternatives for the purpose of further enhancing the value of the property and, accordingly, increasing the value of the units. The reason for marketing vacant space only to tenants willing to sign short-term leases is the intent to substantially reduce costs when the partnership does identify a long-term plan for the property. Potential future plans for the shopping center include further renovation to attract more profitable short-term leases, redevelopment of the property for commercial purposes, or entering into long term leases with Monarch or another third party. The partnership has received expressions of interest in the property from Monarch and other third parties but no offers were ever made, nor were any significant negotiations ever commenced. I intend to continue to evaluate all of these possibilities in light of the changing real estate market in Reno, Nevada. However, I anticipate that the value of the property may appreciate substantially in the next five to ten years and, therefore, I do not believe at a sale of the property before that time is in the best interests of your partnership."

     The first paragraph of Section 11 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING ME," is hereby amended by removing the reference to Western Real Estate Investments, LLC, which entity was dissolved on June 22, 2006.

     The second paragraph of Section 11 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING ME," is hereby amended by inserting the following immediately after the first sentence thereof:

     "I am also in the process of selling my Monarch stock and, in the past month, have sold approximately 10% of my shares. I have resigned as an executive officer and director of Monarch, in part, to eliminate any potential conflict of interest with respect to my position with the partnership's general partner and my ownership of units and with the intent of focusing on the best interests of your partnership. Each of my brothers, however, remains a director and executive officer of Monarch."

     The fourth paragraph of Section 11 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING ME," is hereby deleted in its entirety and replaced with the following:

     "As of the date of this offer to purchase, I own 40,976 units. To the best of my knowledge, no other affiliate of mine beneficially owns or has a right to acquire any units."

     Section 11 of the Offer to Purchase, entitled "CERTAIN INFORMATION CONCERNING ME--UNITS OWNED BY MY AFFILIATES," is hereby amended by adding the following immediately prior to the final paragraph thereof:

     "On June 22, 2006, I filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC. The 90,902 units owned by Western are distributable one-third to each of its three members, who include me and my brothers, John Farahi and Bob Farahi. I am no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of my brothers with respect to my ownership of units."

     Section 12 of the Offer to Purchase, entitled "SOURCE OF FUNDS" is amended by adding the following thereto: "Assets that are not readily marketable do not make up a significant portion of my net worth and I am not a maker of any material guarantees."

     To accept my offer, please execute the letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for my offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units" in the Offer to Purchase). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for my offer, at (800) 322-2885.

July 5, 2006